UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	May 2, 2025	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Election of Directors News Release May 2, 2025

NEWS RELEASE

CN Announces Election of Directors

MONTREAL, May 2, 2025 — CN (TSX: CNR) (NYSE: CNI) announced that the director nominees listed in the management information circular dated March 10, 2025 (the “Information Circular”), were elected as directors of CN. The detailed results of the vote for the election of directors held at CN’s Annual Meeting of Shareholders (“Meeting”) on May 2, 2025 via online webcast are set out below.

Election of Directors

On a vote by ballot, each of the following 11 nominees proposed by management was elected as a director of CN:

Nominee	Votes For	% For	Votes Against	% Against
Shauneen Bruder	467,031,198	99.01%	4,673,975	0.99%
Jo-ann dePass Olsovsky	465,145,961	98.61%	6,559,711	1.39%
David Freeman	469,972,193	99.63%	1,733,487	0.37%
Denise Gray	468,307,761	99.28%	3,397,913	0.72%
Justin M. Howell	467,731,599	99.16%	3,974,077	0.84%
Susan C. Jones	470,733,139	99.79%	972,034	0.21%
Robert Knight	469,832,913	99.60%	1,872,766	0.40%
Michel Letellier	467,737,469	99.16%	3,968,206	0.84%
Margaret A. McKenzie	465,368,010	98.66%	6,337,661	1.34%
Al Monaco	469,900,500	99.62%	1,805,177	0.38%
Tracy Robinson	470,824,140	99.81%	881,535	0.19%

Shauneen Bruder was unanimously re-elected by the board of directors as board chair. Ms. Bruder is a Corporate Director and retired Executive Vice-President, Operations at the Royal Bank of Canada.

Biographical information on all directors can be found in the Information Circular, available at https://www.cn.ca/en/investors/regulatory-filings/

Final voting results on all matters voted on at the Meeting will be filed with the Canadian and U.S. securities regulators.

About CN

CN powers the economy by safely transporting more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year for its customers. With its nearly 20,000-mile rail network and related transportation services, CN connects Canada’s Eastern and Western coasts with the U.S. Midwest and the U.S. Gulf Coast, contributing to sustainable trade and the prosperity of the communities in which it operates since 1919.

Contacts:

Media	Investment Community
Ashley Michnowski	Stacy Alderson
Senior Manager	Assistant Vice-President
Media Relations	Investor Relations
(438) 596-4329	(514) 399-0052

media@cn.ca	investor.relations@cn.ca